SECURI [barcode] ISSION

05039901

ANI___________ ORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44811

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CALIFORNIA NETWORK CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 CAMINO DEL MAR, SUITE 202
(No. and Street)

DEL MAR (City) CALIFORNIA (State) 90214 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK A. GIBILISCO 858/456-1062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH, D.C. 165 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/21/05

OATH OR AFFIRMATION

I, FRANK A. GIBILISCO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CALIFORNIA NETWORK CAPITAL, INC., as of DECEMBER 31., 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GEORGIA F. SHAW
Commission # 1309547
Notary Public - California
Los Angeles County
My Comm. Expires Jul 4, 2005

Signature
FRANK A. GIBILISCO
PRESIDENT
Title

Georgia F. Shaw
Notary Public Georgia F. Shaw

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
Additional Information:	
Computation of Net Capital Pursuant to Rule 15c3-1	10
Reconciliation of Net Capital	11
Report on Internal Control Structure	12-13

Goodrich, Goodyear & Hinds
An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
California Network Capital, Inc.
Del Mar, California

We have audited the accompanying statement of financial condition of California Network Capital, Inc. as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of California Network Capital, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10 and 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
February 4, 2005

CALIFORNIA NETWORK CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents		$ 57,729
Commissions receivable		493,815
Inventory - Marketable securities		19,357
Property and equipment, net		22,601
NASDAQ warrants		36,050
Deposits		2,261
Total assets		$ 631,813

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable		$ 25,615
Commissions payable		22,477
Income taxes payable		3,800
Total liabilities		51,892
Contingency		-
Stockholder's equity:		
Common stock without par value; authorized 1,000 shares; issued and outstanding, 1,000 shares	$ 110,000	
Paid-in capital	2,570,921	
Accumulated deficit	(2,101,000)	
Total stockholder's equity		579,921
Total liabilities and stockholder's equity		$ 631,813

The accompanying notes are an integral part of these financial statements.

CALIFORNIA NETWORK CAPITAL, INC.
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2004

Revenues:		
Commissions		$ 1,733,194
Interest		2,580
Other		13,520
Gain on sale of assets		362,475
Total revenues		2,111,769
Expenses:		
Clearing charges and other direct costs of revenue	$ 582,266	
Salaries, wages and commissions	79,769	
Rent	18,476	
Travel and entertainment	515,107	
Professional services	36,480	
Payroll taxes	5,570	
Office expense	37,876	
Legal fees	78,983	
Computer	10,470	
Depreciation	141,919	
Telephone	14,488	
Other operating expenses	6,170	
Utilities	4,465	
Maintenance and repairs	6,452	
Dues	9,894	
Total expenses		1,548,385
Income before income taxes		563,384
Income taxes (Note 4)		(8,500)
Net income		$ 554,884

The accompanying notes are an integral part of these financial statements.

CALIFORNIA NETWORK CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2004

	Common Stock	Paid-In Capital	Accumulated (Deficit)	Total
Balance at December 31, 2003	$ 110,000	2,570,921	(937,125)	1,743,796
Stockholder distributions	-	-	(1,718,759)	(1,718,759)
Net income for the year ended December 31, 2004	-	-	554,884	554,884
Balance at December 31, 2004	$ 110,000	2,570,921	(2,101,000)	579,921

The accompanying notes are an integral part of this financial statement.

CALIFORNIA NETWORK CAPITAL, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net income		$ 554,884
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 141,919	
Gain on disposal of assets/ Unrealized loss on securities	(362,475)	
Changes in operating assets and liabilities:		
Commissions receivable	(470,652)	
Deposits	342	
Accounts payable and accrued liabilities	18,057	
Commissions payable	22,477	
Income taxes payable	3,800	
Total adjustments		(646,532)
Net cash flows used for operating activities		(91,648)
Cash flows from investing activities:		
Investment in inventory-securities	(25,000)	
Purchase of property and equipment	(2,125)	
Proceeds from sale of equipment	1,838,355	
Net cash flows provided by investing activities		1,811,230
Cash flows from financing activities:		
Stockholder distributions	(1,718,759)	
Net cash flows used for financing activities		(1,718,759)
Net increase in cash and cash equivalents		823
Cash and cash equivalents at beginning of year		56,906
Cash and cash equivalents at end of year		$ 57,729

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ -
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its main office in Del Mar with a branch office in Rancho Santa Fe, California. The Company acts as an introducing broker/dealer and clears transactions on a fully disclosed basis through Speer Leeds & Kellogg, Inc. The Company is unique in that it primarily services only one client, FG Fund, LP (the "Fund"). The Company has an affiliation with FG Management, LLC (FG), that is registered with the Department of Corporations as a registered Investment Advisor as both are owned by one individual. FG currently acts as the General Partner of the Fund which was organized to buy and sell short publicly-traded equity securities, using leverage as a means to augment return.

Revenue Recognition

The Company earns commissions which result from the sale of limited partnership or membership interests under private offerings of the Fund and are recorded as they are earned. Commissions, which result from short sales, are recorded on a settlement date basis as reported by the clearing firm.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents. Included in cash and cash equivalents is $50,000 of restricted cash pertaining to the Company's clearing house.

NASDAQ Warrants

NASDAQ warrants currently have no public market. These securities are carried at their cost basis.

Financial Instruments

The Company's financial instruments consist primarily of cash, accounts receivable, and accounts payable. These financial instruments are stated at their respective carrying values, which approximate their fair values at December 31, 2004.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property, furniture and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to thirty years, or the life of the lease, if shorter. Depreciation for the years ended December 31, 2004, was $141,919.

Property and equipment consists of the following at December 31, 2004:

Furniture and fixtures	$ 44,448
Office equipment	83,882
	128,330
Less accumulated depreciation	(105,729)
Net property and equipment	$ 22,601

Expenditures for maintenance and repairs are charged to expense as incurred. Significant renovations are capitalized and depreciated over the remaining life of the property.

The cost and related accumulated depreciation of property and equipment are removed from the accounts upon disposition. Gains and losses arising from the dispositions are reported as income or expense.

Income Taxes

The Company has elected S-corporation status for income tax purposes. Under this election, the stockholders of the Company are taxed individually on the income of the corporation. Therefore, no provision exists for Federal income taxes. However, there exists a provision for California taxes because the State of California assesses a 1.5% minimum Franchise tax on S-corporation earnings.

(2) RELATED PARTY TRANSACTIONS

Revenue

The Company's revenue consists of commissions earned on trades with a fund of which the Company stockholder is owner.

Administrative Expenses

The Company and its affiliated limited liability company, FG, share space, furniture, equipment and office personnel under a lease agreement expiring in September 2005, calling for monthly lease payments of $2,261.

Rental expense under the agreement amounted to $18,476 for the year ended December 31, 2004.

(3) INCOME TAXES

As discussed in Note 1, the Company has elected to be taxed as an S-corporation for Federal and California tax purposes. Therefore, no Federal income tax provision is provided.

The tax provision of $8,500 represents an estimate of California Franchise tax at a rate of 1.5 percent. Similar to the Federal rules, the net income passes through to the stockholder so that both Federal and state taxes are primarily paid on the individual level.

(4) COMMITMENTS AND CONTINGENCIES

The Company maintains bank accounts and clearing accounts at various financial institutions primarily located in San Diego, California. Accounts at these institutions are secured by the Federal Deposit Insurance Corporation and Securities Investors Protection Corporation up to $100,000. At times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash and cash equivalents.

Nature of Business

Changes in the national and regional economic climates, changes in business relationships with its primary source of revenues (as described in Note 3), other laws and regulations, the costs of compliance with current and future laws, unusual occurrences and other factors beyond the control of the Company may adversely affect its future revenues.

(5) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2004, the net capital was $509,508 which exceeded the required minimum capital by $504,508, and the net capital ratio was 0.10 to 1.

(6) DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3

A computation of net reserve requirements is not applicable as the Company qualifies for an exemption under SEC Rule 15c3-3(k)(2)(ii).

CALIFORNIA NETWORK CAPITAL, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2004

Net Capital:		
Total stockholder's equity		$ 579,921
Less non-allowable assets:		
Property and equipment, net	$ 22,601	
NASDAQ warrants	36,050	
Deposit	2,261	
Total non-allowable assets		(60,912)
Net capital before haircuts		519,009
Haircut on inventory account, 15% of greater of short positions of $63,337 or long positions of $7,226		9,501
Net capital		$ 509,508

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness of $51,892)	$ 3,459
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 504,508

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 51,892
Ratio of aggregate indebtedness to net capital	0.10 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

CALIFORNIA NETWORK CAPITAL, INC.
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2004

Net capital as reported in unaudited Focus Report Part IIA		$ 558,712
Adjustment related to:		
Additional:		
Accounts payable	$ (13,426)	
Commissions payable	(22,477)	
Income taxes payable	(3,800)	
Haircut on security positions	(9,501)	
Total adjustments		(49,204)
Net capital as reported in audited financial statements		$ 509,508

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons noted above. The difference is material. However, the Company is above its minimum requirements.

Goodrich, Goodyear & Hinds
An Accountancy Corporation

REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
California Network Capital, Inc.
Del Mar, California

In planning and performing our audit of the financial statements of California Network Capital, Inc. for the year ended December 31, 2004, we have considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Long Beach, California
February 4, 2005